Exhibit (4.2)


                               [WPL Holdings/WP&L]


   [Date]

   TO:  [Name]

   Congratulations on your selection as Participant in the WPL Holdings, Inc. Long-Term Equity Incentive Plan (the "Plan"). This Agreement provides a brief summary of your rights under the Plan.

   The attached Plan document provides the complete details of all of your rights under the Plan and this Agreement, as well as all of the conditions and limitations affecting such rights. If there is any inconsistency between the terms of this Agreement and the terms of the Plan, the Plan's terms shall completely supersede and replace the conflicting terms of this Agreement. All capitalized terms appearing in this Agreement shall have the meanings defined in the Plan.

   The Option granted to you under this Agreement is a non-qualified Option, as defined in the Plan. The Performance Unit is intended to accumulate all of the dividends paid on one share of WPLH common stock over a three-year period. The value appreciation award is to reflect the increased value generated at the Heartland Development Corporation.

   OVERVIEW OF YOUR AWARD

   1.   a.   Number of shares under this Option:  ________

        b.   HDC value appreciation
             Standard equity percentage:      percent
             Premium equity percentage:      percent

   2.   Date of grant:  ___________

   3.   Grant price of stock Option:  $__________

   4.   a.   Vesting of Options:  Subject to the terms of the Plan, the shares covered by this Option shall vest three (3) years following the grant date.

        b. Performance Unit payout: Subject to the terms of the Plan, Performance Units will be paid in a combination of 60 percent WPLH shares and 40 percent cash as soon as practicable at the end of each three-year performance cycle, but not later than seventy-five days following the end of the performance cycle.

        c. Value Appreciation Awards: Vested awards will be paid out at the end of the three years from the award date.

   5.   Expiration date of Stock Option:  ___________


   6.   Termination of Employment - Stock Options:

        a. Termination by Death: In the event of employment termination by reason of death, all outstanding Options shall immediately vest one hundred percent (100%) and shall remain exercisable at any time prior to their expiration date or for one (1) year after the date of death, whichever period is shorter, by such person or persons as shall have been named as the Participant's beneficiary, or by such persons that have acquired the Participant's rights under the Option by will or by the laws of descent and distribution.

        b. Termination by Disability: In the event of employment termination by reason of disability, all outstanding Options granted shall immediately vest one hundred percent (100%) as of the date the Committee determined the definition of disability to have been satisfied, and shall remain exercisable at any time prior to their expiration date, or for one (1) year after the date that the Committee determines the definition of disability to have been satisfied, whichever period is shorter.

        c. Termination by Retirement: In the event of employment termination by reason of Retirement, all outstanding Options granted shall immediately vest one hundred percent (100%), and shall remain exercisable at any time prior to their expiration date, or for three (3) years after the effective date of retirement, whichever period is shorter.

        d. Employment Termination Followed by Death: In the event of employment termination by reason of disability or retirement, and within the exercise period following such termination the Participant dies, then the remaining exercise period under outstanding Options shall equal the longer of: (i) one (1) year following death, or (ii) the remaining portion of the exercise period which was triggered by the employment termination. Such Options shall be exercisable by such person or persons who shall have been named as the Participant's beneficiary, or by such persons who have acquired the Participant's rights under the Option by will or by the laws of descent and distribution.

        e. Termination of Employment for Other Reasons: If the employment of a Participant shall terminate for any reason other than the reasons set forth in Section 6 herein (and other than for cause), all Options held by the Participant which are not vested as of the effective date of employment termination immediately shall be forfeited to the Company.

             Options which are vested as of the effective date of employment termination may be exercised by the Participant within the period beginning on the effective date of employment termination, and ending three (3) months after such date. If the employment of a Participant shall be terminated by the Company for cause, all outstanding Options held by the Participant immediately shall be forfeited to the Company and no additional exercise period shall be allowed, regardless of the vested status of the Options.

   7.   Termination of Employment - Performance Units:

        a. Termination of Employment due to Death, Disability, Retirement, or Involuntary Termination without Cause: In the event the employment of a Participant is terminated by reason of death, disability, retirement or involuntary termination without cause during a performance period, the Participant shall receive a prorated payout of the Performance Units. The prorated payout shall be determined by the Committee, in its sole discretion, and shall be based upon the length of time that the Participant held the Performance Units during the performance period, and shall further be adjusted based on the achievement of the preestablished performance goals.

             Payment of earned Performance Units shall be made at the same time payments are made to Participants who did not terminate employment during the applicable performance period.

        b. Termination of Employment for Other Reasons: In the event that a Participant's employment terminates for any reason other than those reasons set forth in Section 7(a) herein, all Performance Units shall be forfeited by the Participant to the Company.

   8.   Termination of Employment - Value Appreciation Awards.

        a. Termination of employment due to death, disability, retirement, or involuntary termination without cause: All vested value appreciation awards will be paid in cash, and all unvested awards will be forfeited.

        b. Termination of Employment for Other Reasons: In the event that a Participant's employment terminates for any reason other than those reasons set for in Section 8(a) herein, all Performance Units shall be forfeited by the Participant to the Company.

   9.   Change in Control:  Upon the occurrence of a change in control:

        a.   All Options shall become immediately exercisable;

        b. The target payout opportunity attainable under all outstanding Performance Units shall be deemed to have been fully earned for the entire performance period(s) as of the effective date of the change in control, and within thirty (30) days following the effective date of the change in control, a pro rata portion of the target payout opportunity will be paid in cash, based on the number of complete and partial calendar months within the performance period which had elapsed as of such effective date; provided, however, that there shall not be an accelerated payout with respect to Performance Units which were granted less than six (6) months prior to the effective date of the change in control;

   10.  Withholding:

        a. Tax Withholding: The Company shall have the right to deduct or withhold, or require a Participant to remit to the Company, and amount sufficient to satisfy Federal, state and local taxes (including the Participant's FICA obligation) required by any awards to Participants under law to be withheld with respect to any taxable event arising or as a result of this Plan.

        b. Share Withholding: With respect to withholding required upon the exercise of Options, or upon any other taxable event arising as a result of awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by having the Company withhold shares having a fair market value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction.

             (i) Awards Having Exercise Timing Within Participants' Discretion. The participant must either:

                  A. Deliver written notice of the stock withholding election to the Committee at least six (6) months prior to the date specified by the participant on which the exercise of the award is to occur; or

                  B. Make the stock withholding election in connection with an exercise of an award which occurs during a window period.

             (ii) Awards Having a Fixed Exercise/Payout Schedule Which is
                  Outside Participant's Control. The participant must either:

                  A. Deliver written notice of the stock withholding election to the Committee at least six (6) months prior to the date on which the taxable event (e.g., exercise or payout) relating to the award is scheduled to occur; or

                  B. Make the stock withholding election during a window period which occurs prior to the scheduled taxable event relating to the award (for this purpose, an election may be made prior to such a window period, provided that it becomes effective during a window period occurring prior to the applicable taxable event).

   Please acknowledge your Agreement to Participant in the Plan and this Agreement, and to abide by all of the governing terms and provisions, by signing the following representation:

                            Agreement to Participate

             By signing a copy of this Agreement and returning it to Mark Emmrich, Human Resources Department, G.O. 7, I acknowledge that I have read the Plan, and that I fully understand all of my rights under the Plan, as well as all of the terms and conditions which may limit my eligibility to exercise these awards.
             Without limiting the generality of the preceding sentence, I understand that my right to exercise these awards is conditioned upon my continued employment with the Company.


                                 ___________________________________
                                 Participant


   Please refer any questions you may have regarding your award to me. Once again, congratulations on receipt of your award.

   Sincerely,




   Erroll B. Davis, Jr.
   President and Chief Executive Officer